Exhibit 99.1

GFL Environmental Awarded NWRA 2026 Recycling Facility of the Year

MIAMI BEACH, FL, October 8, 2026 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) today announced that it has been awarded the National Waste & Recycling Association (“NWRA”) 2026 Recycling Facility of the Year for its Montréal-East Material Recovery Facility in Montréal, Quebec.

The prestigious award recognizes leading material recovery facilities (“MRF”) across North America based on key factors such as innovation, partnership, public education, and environmental impact.

“We are proud to receive the NWRA 2026 Recycling Facility of the Year award,” said Patrick Dovigi, Founder and Chief Executive Officer of GFL. “This marks the third time since 2020 that one of our MRFs has received this honor. We have consistently invested heavily in technology to deliver sustainable solutions for our customers, and our teams continue to push the envelope in this effort. This award reinforces our vision of combining entrepreneurial spirit with state-of-the-art technology to provide industry-leading resource recovery services.”

GFL's Montréal-East MRF anchors a 23-acre eco-hub, co-locating the new 120,000-square-foot single-stream residential MRF alongside GFL's construction and demolition materials recovery facility, creating a centralized, multi-stream recovery hub. The new MRF has the capacity to process up to 220,000 tons of single-stream residential materials, which would represent approximately half of Montréal’s households and 25% of Quebec’s total curbside recycling volume. The facility's strategic central location significantly reduces hauling emissions while keeping valuable materials within the local circular economy.

Engineered to meet regulatory requirements for the recovery of recyclable materials, the MRF can process diverse material streams into high-quality commodities for North American end-markets. Built with cutting-edge automation and designed for workplace safety, the facility features climate-controlled quality control cabins and an advanced automated fire suppression system.

Through its significant scale, technological innovation, and worker-centric design, the Montréal-East MRF sets a new benchmark for modern resource recovery operations across North America.

About GFL

GFL is the fourth largest diversified environmental services company in North America, providing comprehensive solid waste management services from its platform of facilities throughout Canada and 19 U.S. states. GFL has a workforce of more than 17,000 employees across its organization.

For further information:

Patrick Dovigi, Founder and Chief Executive Officer

+1 905-326-0101

pdovigi@gflenv.com